August 26, 2010	direct phone: 515-242-2459 direct fax: 515-323-8559 email: bandstra@brownwinick.com

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Attn: Peggy Kim, Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-3628

Re:         Red Trail Energy, LLC
Schedule 13E-3 filed July 16, 2010
File No. 5-81866

Schedule 14A filed July 16, 2010
File No. 0-52033

Dear Ms. Kim:

We are in receipt of your letter dated August 5, 2010, providing comments on Red Trail Energy, LLC’s (the “Company”) Schedule 13E-3 as filed on July 16, 2010 and Schedule 14A as filed on July 16, 2010.  We have reviewed your comments and the purpose of this letter is to provide our response to your comments.  In order to facilitate your review of our responses and the corresponding revisions to the schedules, set forth below is each of your comments immediately followed by our response.  In addition, we are enclosing a redlined Amendment No. 1 to Schedule 13E-3 and redlined Amendment No. 1 to Schedule 14A, which track all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

Schedule 13E-3

General

1.           We note that the Company is purporting to create three classes of securities out of what is currently a single class of common equity units for the purpose of taking the company private by causing the existing class of common equity units to be held by less than 300 holders of record and causing the "new" classes of units to be held by less than 500 security holders of record.  In your response letter, provide your legal analysis as to why the common equity units and the Class A, B, and C  Units are truly separate classes for the purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.  Also, please provide a formal opinion of counsel that your existing common equity units and your newly authorized Class A, B, and C Units are separate classes of securities under North Dakota state law.  Your response should also provide counsel's legal analysis as to why it is opining that your existing common equity units and the newly authorized Class A, B and C Units are in fact separate classes under the state law.  In this regard, that analysis should include a detailed discussion and comparison of each feature of your existing and new class of stock and why the rights of each class support the opinion of counsel.

August 26, 2010

RESPONSE:  We have provided the requested formal opinion of counsel, which is attached as to this letter.

Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year on which the issuer has total assets exceeding $1 million and a class of equity securities held of record by 500 or more persons, register such securities with the SEC. Section 12(g)(5) of the Act defines the term “class” to include all securities of an issuer that are of "substantially similar character and the holders of which enjoy substantially similar rights and privileges." This definition applies to the Company pursuant to Section 15(d) which incorporates the definitions contained in section 12(g) as to section 15(d) registrants.

One key characteristic that is often used to delineate several classes of securities and to determine whether multiple classes of securities are substantially similar is voting rights.  For example, Section 10-32-56 of the North Dakota Limited Liability Company Act, to which the Company is subject, specifically contemplates that separate classes of membership interests may be distinguished on the basis of the voting rights of holders thereof.  The section provides that a limited liability company “may have membership interests of a class or series . . .[h]aving full, partial, or no voting rights.”  Therefore, the North Dakota Limited Liability Company Act contemplates that limited liability company membership interests that carry different voting rights or limitations on voting will constitute different classes of membership interests under North Dakota law.

The Class A units, Class B units, and Class C units are not "substantially similar" to each other because each class carries different rights and limitations with respect to voting.  Under the proposed Second Amended and Restated Operating Agreement and the proposed Second Amended and Restated Member Control Agreement (the "Proposed Operating Agreement" and the “Proposed Member Control Agreement,” respectively), the members holding each class of units will be restricted based on the subject matter on which the members are asked to vote.  Members holding Class A units will be entitled to vote on all matters for which unit holder approval is required under the Company's operating agreement, member control agreement or North Dakota law.  Members holding Class B units, by contrast, will only be entitled to vote on the election of directors and the voluntary dissolution of the Company.  They will not be entitled to vote on nearly all other matters.

August 26, 2010

As contemplated by the North Dakota Limited Liability Act, the Proposed Operating Agreement and Proposed Member Control Agreement also create a class of members that has no voting rights.  The Proposed Operating Agreement and Proposed Member Control Agreement provide that members holding Class C units will have no voting rights except under very limited circumstances.

The Class A units, Class B units, and Class C units have substantially different rights and limitations with respect to voting, and therefore, the Class A units, Class B units, and Class C units constitute separate classes of securities.   The three classes are not substantially similar in character and the holders of each class will not enjoy substantially similar rights and privileges as holders of the other classes.

The SEC has agreed that different voting rights are sufficient to create separate classes of securities.  At the request of Crawford and Company, the SEC agreed that the lack of certain voting rights of one class of securities precluded the holders of that class from enjoying substantially similar rights and privileges as holders of an otherwise identical class of securities that could vote. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 79,673 (April 19, 1991). The holders of securities with limited voting rights in Crawford had voting rights with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s certificate of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to Georgia law. Id.

Holders of the Company’s Class A units will be allowed to vote on nearly all matters.  Holders of the Company's Class B units, by contrast, will only be allowed to vote on the election of directors and voluntary dissolution of the Company.  Holders of the Company's Class C units will have no voting rights except under very limited circumstances, much like the “nonvoting” stock in Crawford.

Given the differing characteristics of the three classes of securities under the Proposed Operating Agreement and the Proposed Member Control Agreement, and the different rights and privileges afforded to holders of each class as compared to holders of each of the other classes, the three classes of securities do not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Exchange Act.

Schedule 14A

2.           Please revise the proxy statement and proxy card to indicate that they are "preliminary" copies.  Refer to Rule 14a-6(e)(1).

RESPONSE:  The Company has revised the proxy materials to clearly mark the proxy card and proxy statement as “Preliminary Copies.”

3.                   We note that the board believes that the reclassification transaction is fair to unaffiliated unit holders. Please revise throughout the document to include the board's fairness determination with respect to each group of unaffiliated shareholders: the unaffiliated unit holders who will receive Class A Units, the unaffiliated unit holders who will receive Class B Units and the unaffiliated unit holders who will receive Class C Units.

August 26, 2010

RESPONSE:  The Company has revised the proxy materials to specify that the board’s fairness determination applies to all of its unaffiliated unit holders, regardless of whether the unaffiliated unit holders will receive Class A Units, Class B Units or Class C Units and to clarify factors that were considered in the fairness determination that would apply equally to all unit holders, regardless of whether they received Class A Units, Class B Units or Class C Units.  For the sections that discuss the board’s fairness determination related to factors that differ for each group of unaffiliated unit holders, please see, “Substantive Fairness – “In addition to the positive factors applicable to all our unaffiliated unit holders set forth above, the factors that our board of governors considered positive for those unaffiliated unit holders receiving Class B or Class C Units included…,” “Substantive Fairness – In addition to the positive factors applicable to all of our unaffiliated unit holders set forth above, the factors that the board of governors considered positive for the unaffiliated unit holders that are continuing to hold our common equity units as Class A Units included…,”  “Substantive Fairness – In particular, the factors that our board of governors considered as potentially negative for those unit holders receiving Class B or Class C Units included…,” and “Substantive Fairness – The factors that our board of governors considered as potentially negative for the unaffiliated unit holders who are continuing to hold our common equity units as Class A Units included…”

4.           Please move the Special Factors section so that is appears immediately after the Summary Term Sheet.  Refer to Rule 13e-3(e)(1)(ii).

RESPONSE:  The Company has moved the section as requested.

Questions and Answers About and Summary of the Reclassification…, page 1

What amendments to the Amended and Restated Operating Agreement…, page 4

5.           Please revise or advise us as to whether certain amendments should be identified as separate matters to be acted upon. Refer to Rule 14a-4(a)(3) and the Fifth Supplement to the Division's Manual of Publicly Available Telephone Interpretations. In this regard, address whether any of the amendments were not previously part of your governing documents and would require unit holder approval if they were presented on their own.

RESPONSE:  The board of governors has proposed multiple changes to our Amended and Restated Operating Agreement and our Amended and Restated Member Control Agreement in order to reclassify our units and revise the voting and transfer rights attributed to each new class of units (“Reclassification Changes”).

August 26, 2010

The board is also proposing the following changes to the Amended and Restated Member Control Agreement in the Second Amended and Restated Member Control Agreement and to the Amended and Restated Operating Agreement in the Second Amended and Restated Operating Agreement (collectively the “Administrative Changes”):

Member Control Agreement

•           Addition of Section 1.26 to include a definition of “Membership Registry;”
•           Moving Sections 1.12 and 1.13 of the Amended and Restated Operating Agreement, related to member action with or without a meeting, into the Second Amended and Restated Member Control Agreement, as Sections 10.2 and 10.3 of the Second Amended and Restated Member Control Agreement, so as to allow modification of the member action provisions of the North Dakota Limited Liability Company Act; and
•           Moving Sections 2.9 and 2.12 of the Amended and Restated Operating Agreement, related to governor action with or without a meeting, into the Second Amended and Restated Member Control Agreement, as Sections 11.2 and 11.3 of the Second Amended and Restated Member Control Agreement, so as to allow modification of the governor action provisions of the North Dakota Limited Liability Company Act.

Operating Agreement

•            Revision of Section 1.15 related to the deadline for member proposals (other than governor nominations) from 60 to 90 days before an annual meeting to not less than 120 days prior to the one year anniversary of the date the preceding year’s annual meeting materials were released to the members; and
•            Removal of Section 1.12, 1.12, 2.9 and 2.12, which were moved to the Second Amended and Restated Member Control Agreement as described above.

The Second Amended and Restated Member Control Agreement and the Second Amended and Restated Operating Agreement also contain non-material changes to make definitions and capitalization consistent between the two documents (the “Non-Material Changes”).

The Company would agree that the Reclassification Changes are material, were not previously part of the Company’s organizational documents, and would require member approval if the Reclassification Changes were presented on their own.  The Company, however, believes that the Reclassification Changes are all of the same type of provision (as they all relate to changing the classes of unit holders) and thus this group of related affected provisions can be set forth together in a proposal pursuant to the Fifth Supplement to the Division's Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation”).  See page 2 of the Telephone Interpretation – “If more than one of these types of provisions is affected by the transaction in the circumstances described above, each affected provision (or group of related affected provisions) should be set out as a separate proposal” (emphasis added).

August 26, 2010

The Telephone Interpretation states “[u]nless the company whose shareholders are voting . . . determines that the affected provisions in question are immaterial” then an unbundling determination must be made.  Because the Non-Material Changes are only minor changes for consistency purposes, the Non-Material Changes do not need to be unbundled.  Moreover, the Administrative Changes are either also immaterial or are provisions that were moved from Operating Agreement to the Member Control Agreement. The Telephone Interpretation does not require provisions that were previously a part of the Company’s organizational documents to be unbundled.

What are the terms of the Class A, Class B and Class B Units…, page 6

6.           Please revise to include a column that describes the current rights of common equity unit holders.  Refer to Item 1004(a)(2)(v) of Regulation M-A.  In addition, please address cumulative voting rights.

RESPONSE:  The proxy materials have been revised as requested.

If the reclassification transaction is approved, will we continue to have annual…page 10

7.                   Please revise to clarify that after the going private transaction, security holders will not be receiving the same disclosure as before the reclassification because the financial information will not be subject to the disclosure requirements and obligations that the federal securities laws require of public companies.

RESPONSE: We have revised the proxy materials as requested.

Do our governors and officers have different interests in the reclassification…, page 11

8.           Please revise to clarify that all of your governors except for Messrs. Kirschenheiter and Mauch will receive Class A Units.

RESPONSE:  We have amended the proxy materials to clarify which governors will receive something other than Class A Units.  Mr. Kirschenheiter will receive Class A Units, however, Mr. Mauch will receive Class C Units and Mr. Aberle will receive Class B Units for the Units he owns beneficially through his IRA.  Please see the section “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

How many votes can I cast when electing governors, page 13

9.           We note that unit holders have cumulative voting rights.  Please revise to include the information required by Item 6(c)(3) and (4) of Schedule 14A.

RESPONSE:  We have revised the proxy materials as requested.

August 26, 2010

Background of the Reclassification Transaction, page 14

10.           Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting.  Please identify any counsel and the members of the management who were present at each meeting.  In addition, please revise to describe any discussion regarding the terms of the Class A, B, or C Units.

RESPONSE:  We have revised the proxy materials as requested.

RTE's Reasons for the Reclassification, page 17

11.           Please revise to quantify the incremental cost of your expenses, given that you will continue to incur legal, accounting and auditing expenses after the going private transaction.

RESPONSE:  We have revised the proxy materials as requested.

Substantive Fairness, page 20

12.           We note you sent a notice to unit holders that they had until May 21, 2010 to transfer units so that they could hold 50,000 or more units and receive Class A Units. Please revise to describe the reasons and basis for restricting transfers after May 21, 2010 and before unit holders received information about the reclassification. In addition, please file the notice to unit holders on EDGAR, since it appears the notice should have been filed as soliciting material under Rule 14a-12.

RESPONSE: The proxy materials have been revised as requested.  We have restricted transfers after May 21, 2010 to allow the Company to determine definitively the number of Class A, Class B and Class C members that would result from the reclassification prior to providing our members with proxy materials.  This allowed the Company to provide its members with accurate information in the proxy materials on how many Class A, Class B and Class unit holders would result from the reclassification.  Additionally, this provided the Company and its members with more certainty that the reclassification would allow the Company to suspend its reporting obligations with the SEC.  This restriction on transfers applies only to optional transfers and does not restrict transfers as a result of a court order, such as upon the occurrence of the death of a member.  We have added disclosures to the proxy materials to clarify that the transfer restriction does not apply to transfers as a result of a court order.

We are attaching the letter hereto for your review, however, the Company would respectfully contend that the letter sent to its members on April 7, 2010 regarding the restriction for transfers after May 21, 2010 was not solicitation material.  Rule 14a-1(l) defines solicitation to include “(i) Any request for a proxy whether or not accompanied by or included in a form of proxy; (ii) Any request to execute or not to execute, or to revoke, a proxy; or (iii) The furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.”  In addition, the Commission has stated, “[a]s defined by the Commission, the term ‘solicitation’ encompasses not only a request that a shareholder execute a proxy, but also the ‘furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.’  As such, the proxy rules apply to any person seeking to influence the voting of proxies, regardless of whether the person is seeking authorization to act as a proxy.”  SEC Release 34-57172.

August 26, 2010

The Company did not request a proxy, did not request its members to execute or not execute, or revoke, a proxy and did not furnish a form of proxy.  Moreover, the letter was intended only to briefly describe the proposed reclassification and explain the pending transfer restrictions related to the same and was not intended to result in the procurement, withholding or revocation of a proxy.  The letter did not seek to influence the voting of proxies – it only sought to give members the opportunity to make unit transfers in anticipation of the proposed reclassification and the impending cut off of voluntary transfers.  The letter concluded with a legend that stated “This letter is not a proxy statement or a solicitation of proxies from the holders of membership units of Red Trail. Any solicitation of proxies will be made only by the definitive proxy statement of Red Trail, when available.”  Therefore, the letter should not be considered solicitation material and was not required to be filed under Rule 14a-12.

Material Federal Income Tax Consequences of the Reclassification…, page 33

13.           Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this matter.

RESPONSE: The reclassification will only change voting rights and implement additional transfer restrictions and will not have an impact on the economic relationship of a unit holder (regardless of whether the unit holder is an affiliated unit holder or an unaffiliated unit holder).  Thus, the reclassification will not affect an affiliate’s ability to deduct net operating loss carry forwards.  We have revised the proxy materials to clarify this fact in the section “Federal Income Tax Consequences to Class A, B, and C Unit Holders.”

The Second Amended and Restated Operating Agreement, page 34

14.           Please revise to describe the reasons for the amendments to the operating agreement and control agreement. Refer to Item 19 of Schedule 14A.

RESPONSE:  The proxy materials have been revised as requested.

Proposal 3: Election of Three Members of the Board of Directors, page 43

15.           We note that on the proxy card you indicate that Messrs. Meuchel, Kirschenheiter and Mauch are standing for re-election.  Please revise to include all of the nominee information in the proxy statement, or advise us.  Refer to Rule 14a-4(d)(1).

August 26, 2010

RESPONSE:  The Company has now completed their nomination process and the proxy materials have been revised as requested.

16.           Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected.  Refer to Rule 14a-4(d)(4).

RESPONSE:  The proxy materials have been revised as requested.

Voting and Revocation of Proxies, page 46

17.           We note that unit holders may revoke by delivering a "written revocation."  Please revise to describe all of the legal requirements for an effective written revocation.

RESPONSE:  We have revised the proxy materials as requested.

Form of Proxy Card

18.           Please revise to clearly provide the means to withhold authority to vote for each nominee.  Refer to Rule 14a-4(b)(2).

RESPONSE:  We have revised the proxy card as requested.

19.           Please revise the proxy card to disclose whether one proposal is conditioned on approval of the other.  Refer to Rule 14a-4(a)(3).

RESPONSE:  The proxy materials have been revised as requested.

In addition to the above changes, we have revised the proxy statement to incorporate our 10-Q filed for June 30, 2010 and to provide changes in our estimate of SOX cost-savings as a result of the Company being able to avoid the costs associated with compliance with Section 404(b) of the Sarbanes Oxley Act due to the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Acknowledgements

The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Proxy Statement and any and all exhibits attached thereto.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

August 26, 2010

Sincerely,

/s/ Valerie D. Bandstra
Valerie D. Bandstra